Exhibit 99.54

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Acreage Holdings, Inc. (“Acreage”) 366 Madison Avenue, 11th Floor New York, NY 10017

Item 2.	Date of Material Change

December 6, 2018

Item 3.	News Release

A news release was disseminated on December 6, 2018 via Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

On December 6, 2018, Acreage announced that it has signed a definitive agreement to acquire Form Factory, Inc. (“Form Factory”), a multi-state manufacturer and distributor of cannabis-based edibles and beverages, in an all-stock transaction valued at US$160 million.

Item 5.	Full Description of Material Change

On December 6, 2018, Acreage and Form Factory, a multi-state manufacturer and distributor of cannabis-based edibles and beverages, announced they have signed a definitive agreement for Acreage to acquire Form Factory, in an all-stock transaction valued at US$160 million, using class A subordinate voting shares (the “Subordinate Voting Shares”) of Acreage valued at a price of US$25 per Subordinate Voting Share (the “Transaction”). Acreage will issue approximately 6.4 million Subordinate Voting Shares to Form Factory shareholders. The Transaction is expected to close in the first quarter of 2019, and is expected to be revenue accretive in 2019, and EBITDA accretive in 2020.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this Material Change Report.

Item 8.	Executive Officer

The following senior officer of Acreage is knowledgeable about the material change and the Material Change Report, and may be contacted by the Commission as follows:

Glen Leibowitz, Chief Financial Officer Telephone: 646.491.6347

Item 9.	Date of Report

December 16, 2018

Schedule “A”

News Release dated December 6, 2018

See attached.

Acreage Announces Acquisition of Form Factory, Setting Stage for Unrivaled Cannabis Product Manufacturing and Distribution Platform

New York City, NY - Dec. 6th, 2018 -Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) and Form Factory, Inc. (“Form Factory”), a multi-state manufacturer and distributor of cannabis- based edibles and beverages, announced they have signed a definitive agreement for Acreage to acquire Form Factory, in an all-stock transaction valued at US$160 million. Acreage will issue approximately 6.4 million Subordinate Voting Shares to Form Factory shareholders at a deemed price of US$25 per share. The transaction brings Form Factory’s expertise as a one-stop-shop for developing, manufacturing, and distributing cannabis products of any form factor to Acreage’s 19-state footprint of growing, manufacturing and distributing cannabis-based consumer and medical products. It sets the stage for Acreage to become the first national cannabis Consumer Packaged Goods (CPG) company, capable of creating and distributing predictable and scalable proprietary brands, nationally, delivering those capabilities on a contract basis to other cannabis brands, and offering a turnkey cannabis industry solution to traditional non-cannabis CPG companies like Nestle, Mars or Procter & Gamble.

“Creating a wide range of products that meet the diversified tastes of consumers and owning the national manufacturing and distribution platform to ensure their consistent and predictable delivery on a national basis is a key to long-term success and value creation in the cannabis industry,” said Kevin Murphy, Founder, Chairman, and Chief Executive Officer of Acreage Holdings. He continued, “With this acquisition, we are now positioned to be both the first and only national cannabis CPG company and distribution platform in the U.S. cannabis industry.

The combination of the largest U.S. operational footprint, combined with the unique food and beverage manufacturing capabilities of Form Factory sets us on a direct path to become the Procter & Gamble of cannabis.”

KEY HIGHLIGHTS:

•         Acreage will acquire Form Factory, a leading commercial manufacturer of cannabis infused edibles and beverages, in an all-stock transaction valued at $160 million using common stock at the Reverse Take Over listed price of $25.00 per share.

•         The transaction will establish Acreage as the only national contract manufacturer of branded cannabis products, to serve both cannabis companies and traditional, non- cannabis CPG companies.

•         Form Factory’s capabilities dramatically accelerate our product ambition, bringing a broader range of product to market for today’s and tomorrow’s discerning cannabis consumers.

•	The transaction will enable Acreage to develop, manufacture and distribute its ownpredictable and scalable “family of brands.”

•         The transaction is expected to be revenue accretive in 2019, and EBITDA accretive in 2020.

•	The transaction is expected to close in the first quarter of 2019.

•         Combined, the transaction increases Acreage’s number of states with operating licenses to 19 from 18, with a total addressable market of nearly $14 billion in 2022 projected legal cannabis sales, according to Arcview Market Research, and a total population of 172 million.

“We are thrilled to be joining the Acreage family,” said Tony Bash, co-founder & Co-CEO of Form Factory, Inc. “The merger with Acreage represents the fulfillment of the vision we had when we founded Form Factory. With Acreage, our mission to create the largest supplier of trusted cannabis products in the world will accelerate, providing all people with access to the benefits of cannabis.”

Josh Held, co-founder and President of Form Factory continued “Form Factory’s innovative and proprietary delivery systems, combined with Acreage’s massive scale will ensure that we become a trusted partner enabling national brands to thrive.”

Todd Boren, Co Founder and Co-CEO of Form Factory and Managing Partner of MacArthur Investments, the largest shareholder of Form Factory, added “We embarked on this journey because we believed in the team at Form Factory and knew they were among the best in the world. Our merger with Acreage reflects the same confidence in their team and ensures we can continue to relentlessly innovate the science driving the cannabis industry to provide brands and consumers with safe, efficient and consistent product formulations.”

SUMMARY OF TERMS:

Based on the deemed issue price of US$25 per share, the total transaction is valued at US$160 million. Specifically, through Form Factory, Acreage will acquire the following tangible assets:

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•	Grow/processing licenses and operations in Portland, Oregon, and Los Angeles and Oakland, California.
•	Management services contract for the Washington contract manufacturing business.
•	All intellectual property

60% of the consideration paid to Form Factory’s employees, including its management, or 24% of the total consideration, is subject to a 24-month vesting period, ensuring alignment of interests with both companies as we execute the plan. Key employees will be required to sign non-compete and employment agreements. Completion of the acquisition is subject to customary closing conditions, including obtaining Form Factory shareholder approval and the listing of the Subordinate Voting Shares to be issued as consideration on the Canadian Securities Exchange (the “CSE”). Listing of such shares is subject to the Company satisfying all requirements of the CSE.

The company expects the acquisition to be revenue accretive in 2019 and EBITDA accretive in 2020.

The deal was approved unanimously by the boards of directors for both Acreage Holdings and Form Factory.

TRANSACTION CALL DETAILS

Acreage Holdings will host a call with management on Thursday, December 6th at 10:00 AM Eastern Standard Time. The call can be heard via webcast, which can be accessed on the investor relations portion of Acreage’s website at www.investors.acreageholdings.com.

A presentation with more details of the transaction may be viewed on the investor relations portion of our website at www.investors.acreageholdings.com.

ABOUT ACREAGE HOLDINGS

Headquartered in New York City, Acreage Holdings is the largest vertically integrated, multi- state owner of cannabis licenses and assets in U.S. states with respect to number of states with operating licenses. With operating licenses in 19 states, serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

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ABOUT FORM FACTORY

Headquartered in Portland, Oregon, Form Factory is a cannabis manufacturer, co-packer, and distributor with operations in Oregon and Washington, and plans to expand in California. The company represents the combination of Gesundheit Foods, a commercial food grade co-packing company and Made By Science, and Intellectual Property portfolio for micro and macro emulsion that provides purposefully differentiated onset times based on brand and product promises.

FORWARD LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward- looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein are forward looking information. Specifically, all statements with regard to the anticipated financial results of the acquisition and the effect of the acquisition on Acreage’s business are forward-looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the current beliefs of Acreage and is based on information currently available to Acreage and on assumptions that Acreage believes are reasonable. These assumptions include, but are not limited to, the assumption that the transaction will close, and the anticipated timing of closing. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Acreage; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals and the other factors identified in Acreage’s Listing Statement dated November 14, 2018 and filed under the company’s profile on SEDAR.

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Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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Investor Contact:	Media Contacts:

Steve West	Howard Schacter
Investors@acreageholdings.com	h.schacter@acreageholdings.com

Jon Goldberg/KCSA Communications
212 896 1282
acreage@kcsa.com

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